Item 77I 	Deutsche Enhanced Emerging
Markets Fixed Income Fund,
Deutsche Enhanced Global Bond
Fund and Deutsche Global Small Cap
Fund (each a series of Deutsche
Global/International Fund, Inc.)

The Class B shares of each of Deutsche Enhanced
Emerging Markets Fixed Income Fund, Deutsche
Enhanced Global Bond Fund and Deutsche Global
Small Cap Fund were converted to Class A shares effective on or about February 10, 2016. Effective on or about February 12, 2016, each Fund's "Class
B" class of shares was terminated by action of the Fund's Board of Directors. The conversion of each Fund's Class B shares was not a taxable event and no CDSC charges were imposed at the time of exchange.